Exhibit 3.2

FIRST AMENDMENT TO THE BYLAWS

OF

BANK OF THE OZARKS, INC.

The following First Amendment is hereby made to the Bylaws (the “Bylaws”) of Bank of the Ozarks, Inc., an Arkansas corporation, effective May 19, 2014:

1.	Article III, Section 2 is hereby deleted in its entirety, and replaced with the following:

SECTION 2. Number Tenure and Qualifications. The Board of Directors of the corporation shall consist of not less than three (3) nor more than twenty (20) individuals, as the number is fixed from time to time by resolution of the Board of Directors. Each director shall hold office until the next annual meeting of shareholders and until his or her successor shall have been duly elected and qualified.

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